January 10, 2012

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Form 10-Q for the quarterly period ended September 30, 2011
File No. 001-05805

Dear Ms. Hunsaker:

As discussed with Ms. Lindsay McCord on January 9, 2012, this letter confirms that we currently intend to file PNC’s response letter to the staff’s letter dated December 22, 2011, by January 26, 2012.

Sincerely,

/s/ Richard J. Johnson
Richard J. Johnson
Executive Vice President and Chief Financial Officer
The PNC Financial Services Group, Inc.

cc: Ms. Lindsay McCord

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